Exhibit 4.4

Description of Common Stock

The following description summarizes selected information regarding the common stock, $0.0001 par value per share (the “Common Stock”), of TriSalus Life Sciences, Inc., a Delaware corporation (“TriSalus,” the “Company,” “we,” “us” or “our”), as well as relevant provisions of: (i) our Second Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”); (ii) our amended and restated bylaws (“Bylaws”); and (iii) the General Corporation Law of the State of Delaware (the “DGCL”). The following summary is qualified in its entirety by, and should be read in conjunction with, the Certificate of Incorporation and the Bylaws, copies of which have been filed as exhibits to the Current Report on Form 8-K (the “Form 8-K”) to which this exhibit is attached, and the applicable provisions of the DGCL.

Authorized and Outstanding Stock

The Certificate of Incorporation authorizes the issuance of 410,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of Common Stock, having a par value per share of $0.0001, and (b) 10,000,000 shares of preferred stock, having a par value per share of $0.0001 (the “preferred stock”).

An aggregate of 4,015,002 shares of preferred stock, par value $0.0001 per share, designated as Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) is issued and outstanding. See the Form 8-K to which this description is attached for a description of the Series A Convertible Preferred Stock and the Certificate of Designations for the Series A Convertible Preferred Stock.

Common Stock

Voting Rights

Each holder of Common Stock will be entitled to one (1) vote for each share of Common Stock held of record by such holder on all matters submitted to a vote of our stockholders; provided, however, that, except as otherwise required in the Certificate of Incorporation or by applicable law, the holders of Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation or any certificate of designation filed with respect to any series of our preferred stock that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of our preferred stock (including the Series A Convertible Preferred Stock) if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation (including any certificate of designation relating to any series of preferred stock) or pursuant to the DGCL.

Dividend Rights

Subject to applicable law and the rights of the holders of any outstanding class of our preferred stock, including the Series A Convertible Preferred Stock, and the provisions of the Certificate of Incorporation, holders of Common Stock will be entitled to receive such dividends and other distributions in cash, stock or property of the Company when, as and if declared thereon by our board of directors (the “Board”), in its sole discretion, from time to time out of assets or funds of the Company legally available therefor.

Rights upon Liquidation

Subject to applicable law and the rights and preferences of the holders of any holders of any shares of any outstanding class of preferred stock, including the Series A Convertible Preferred Stock, in the event of any liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment or provision for payment of our debts and any other payments required by law and amounts payable upon shares of preferred stock ranking senior to the shares of Common Stock upon such dissolution, liquidation or winding up, if any, our remaining net assets will be distributed to the holders of Common Stock and the holders of any other class or series of capital stock ranking equally with the Common Stock upon such dissolution, liquidation or winding up, equally on a per share basis.

Preemptive or Other Rights

The holders of Common Stock will not have preemptive or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of holders of the Common Stock will be subject to those of the holders of the Series A Convertible Preferred Stock and any other series of preferred stock of that we may issue in the future.

Election of Directors

The Board is divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors. Under the Bylaws, the election of directors is determined by plurality vote.

Dividends

We have not paid any cash dividends on our Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements, general financial condition, contractual restrictions and other factors that the Board may deem relevant and will be within the discretion of the Board at such time. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that we or our subsidiaries incur.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our Board approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

•	on or subsequent to the date of the transaction, the initial business combination is approved by our Board and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our Certificate of Incorporation provides that the Board is classified into three classes of directors, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As a result, in most circumstances, a person can gain control of our Board only by successfully engaging in a proxy contest at two or more annual meetings.

The authorized but unissued Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum for Certain Lawsuits

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers. Despite the fact that our Certificate of Incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, Section 27 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Special Meeting of Stockholders

Our Bylaws provide that special meetings of our stockholders may be called only by a majority vote of our Board, by our Chief Executive Officer or by our Chairman.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by the Company’s secretary at our principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. Pursuant to Rule 14a-8 of the Exchange Act, proposals seeking inclusion in our annual proxy statement must comply with the notice periods contained therein. Our Bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Action by Written Consent

Any action required or permitted to be taken by holders of our Common Stock must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders.

Transfer Agent

The transfer agent for our securities is Continental Stock Transfer & Trust Company. The transfer agent’s address is One State Street Plaza, 30 Floor New York, New York 10004.

Listing of Common Stock

Our Common Stock is currently traded on the Nasdaq Global Market under the symbol ”TLSI”.